BP 1/16

SECURIT[ION]

07008900

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED
2007 NOV 29 AM 3:03
SEC / MR

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SEC FILE NUMBER
8- 37105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NUTMEG SECURITIES Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1960 Bronson Road
(No. and Street)

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

Fairfield	**CT**	**08624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
203-255-3838
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 1/17

OATH OR AFFIRMATION

I, MATTHEW ROCHLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nutmeg Securities, Ltd., as of **SEPTEMBER 30, 2007,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

CFO

Title

[signature]

Notary Public 4/30/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

NUTMEG SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

NUTMEG SECURITIES, LTD.

INDEX

	Page
Independent Auditor's report	1
Statement of financial condition	2
Notes to statement of financial condition	3-6

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Nutmeg Securities, Ltd.

We have audited the accompanying statement of financial condition of Nutmeg Securities, Ltd. as of September 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nutmeg Securities, Ltd. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

November 16, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

NUTMEG SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$	2,328,020
Deposit with clearing organization		100,175
Receivable from broker-dealers and clearing organizations		189,860
Furniture and equipment at cost, less accumulated depreciation of $252,073		45,764
Due from employees		41,598
Other assets		72,633
TOTAL ASSETS	$	2,778,050

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold but not yet purchased	$	25,319
Accounts payable, accrued expenses and other liabilities		849,943
Due to brokers		397
TOTAL LIABILITIES		875,659
Subordinated borrowings		250,000
Stockholder's equity		
Common Stock, $10 par value, authorized 5,000 shares, issued 156 shares		1,560
Capital in excess of par value		122,400
Retained earnings		1,528,431
TOTAL STOCKHOLDER'S EQUITY		1,652,391
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,778,050

The accompanying notes are an integral part of this financial statement.

NUTMEG SECURITIES, LTD.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Nutmeg Securities, Ltd. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also approved to conduct business on the Boston Stock Exchange, Chicago Stock Exchange, NASDAQ Stock Market and New York Stock Exchange. Its securities business is subject to the regulation of Financial Industry Regulatory Authority. In addition, the Company is registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public as well as to financial institutions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, but not yet purchased, are valued at market value.

The Company records proprietary securities transactions and commission revenues and related expenses on a settlement date basis, which does not differ materially from trade date basis.

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

For financial statement purposes the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to be cash equivalents. At September 30, 2007, cash and cash equivalents includes money market accounts amounting to $2,259,729. ,

The Company is included in the consolidated S Corporation tax return filed by its parent. As such, the Corporation's income or loss and credits are passed through to the stockholders of that company, and reported on their individual income tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 4 - FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures and leasehold improvements consists of the following:

Furniture and fixtures	$206,210
Leasehold improvements	48,088
Motor vehicle	43,539
	297,837
Less accumulated depreciation	252,073
	$ 45,764

Depreciation expense for the year ended September 30, 2007 amounted to approximately $25,000.

NOTE 5 - ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consists of the following:

Reserve for research expenditures	$406,813
Commissions payable	295,302
Other operating expenses	147,828
	$849,943

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At September 30, 2007, the Company had net capital of approximately $1,692,000 which was $1,442,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital at September 30, 2007, was .50 to 1.

NOTE 7 - NOTES PAYABLE AND SUBORDINATED BORROWINGS

Notes payable and subordinated borrowings consist of the following:

Notes payable to two stockholders of the parent corporation. Interest is payable based on a simple interest rate of 12% per annum. The notes mature during December 2009 and are subordinated to the claims of creditors as described below.	$250,000

The above notes were approved as subordinated borrowings by the FINRA. A subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital, as defined, under the Uniform Net Capital Rule (Note 6). Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

During the year ended September 30, 2007, interest incurred on the above notes amounted to $30,000.

NOTE 8 - EMPLOYEE BENEFITS

The Company has sponsored a 401(k) savings plan for all eligible employees. The Company at its discretion may match employee contributions to the plan. During the fiscal year ended September 30, 2007, only administrative fees were incurred by the Company on behalf of the plan.

The Company, at its discretion, may make a profit sharing contribution, which is allocated to employees. For the year ended September 30, 2007, there was no contribution or accrual.

NOTE 9 - COMMITMENTS

The Company primarily conducts its operations from two locations that are leased for the sum of $12,000 per month. The Company's non-cancellable office lease commitment is $46,800 through January 2009. Other leases are on a month- to-month basis. Rent expense for all locations amounted to approximately $173,000.

NOTE 10 - RELATED PARTY TRANSACTIONS

There has been a balance due to the Company amounting to $10,000 from its parent company. During the fiscal year ended September 30, 2007, there was no interest charged on the loan. As more fully described in Note 7, the Company is indebted to related parties for amounts borrowed. Notes payable to two stockholders of the parent corporation totaling $200,000 were repaid with interest during the fiscal year ended September 30, 2007.

END